PUBLIC



16012903

S

Ɛ COMMISSION

Wasnington, D.C. 20549

OMB APPROVAL
OMB Number 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35565



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2015** (MM/DD/YY) AND ENDING **DECEMBER 31, 2015** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **RAPHAEL ARYEH ~~AND ASSOCIATES~~**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141-51 72ND CRESCENT
(No. and Street)

FLUSHING	**NY**	**11367**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RAPHAEL ARYEH **(718) 263-4852**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **RAPHAEL ARYEH**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **RAPHAEL ARYEH AND ASSOCIATES**, as of **DECEMBER 31, 2015** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
Sworn to before me
This 2nd day of Feb, 2016

Signature

GENERAL PARTNER
Title

Public Notary

Notary Public - State of New York
NO. 01FL2202698
Qualified in Kings County
My Commission Expires 3/23/17

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAPHAEL ARYEH AND ASSOCIATES

(A PARTNERSHIP)

FINANCIAL STATEMENTS

DECEMBER 31, 2015

RAPHAEL ARYEH AND ASSOCIATES

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Partners' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplemental Information	
Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Reconciliation of Net Capital Pursuant to SEC Rule 17a-5(d)(4)	9
Schedule II - Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission	10
Schedule III - Information Relating to Exemptive Provision Requirements Under SEC Rule 15c3-3	11



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Partners
Raphael Aryeh & Associates

We have audited the accompanying statement of financial condition of Raphael Aryeh & Associates as of December 31, 2015, and the related statement of operations, changes in partner's equity, and cash flows for the year then ended. These financial statements are the responsibility of Raphael Aryeh & Associates' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Raphael Aryeh & Associates as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Raphael Aryeh & Associates' financial statements. The supplemental information is the responsibility of Raphael Aryeh & Associates' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 16, 2016

RAPHAEL ARYEH AND ASSOCIATES

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Assets:		
Cash and cash equivalents	$	164,180
Investments		23,979
Accounts receivable		2,571
Vehicle (net of accumulated depreciation)		13,980
	$	204,710

LIABILITIES AND PARTNERS' EQUITY

Liabilities:		
Accrued expenses	$	3,112
		3,112
Partners' equity:		201,598
	$	204,710

The accompanying notes are an integral part of these financial statements.

RAPHAEL ARYEH AND ASSOCIATES

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:		
Advisory fees	$	30,733
Commissions		26,292
Interest income		861
Unrealized gain (loss) on marketable securities		(584)
Total revenues		57,302
Expenses:		
Pension		9,000
Property taxes		979
Regulatory fees and expenses		2,114
Telephone and communications		3,861
Other operating expenses		32,035
Total expenses		47,989
Net income	$	9,313

The accompanying notes are an integral part of these financial statements.

RAPHAEL ARYEH AND ASSOCIATES

STATEMENT OF CHANGES IN PARTNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	2015 Partners' Equity
Balances, January 1	$ 202,241
Net income	9,313
Partner contributions	26,044
Partner distributions	(36,000)
Balances, December 31	$ 201,598

The accompanying notes are an integral part of these financial statements

RAPHAEL ARYEH AND ASSOCIATES

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net income	$ 9,313
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation	4,660
Unrealized (gain) loss on marketable securities	584
(Increase) decrease in:	
Accounts receivable	(2,571)
Prepaid expenses	880
Accrued expenses	3,112
Net cash provided by operating activities	15,978
Cash flows from financing activities:	
Partner contributions	26,044
Partner distributions	(36,000)
Net cash used in financing activities	(9,956)
Net increase in cash	6,022
Cash and cash equivalents at beginning of period	158,158
Cash and cash equivalents at end of period	$ 164,180

The accompanying notes are an integral part of these financial statements.

RAPHAEL ARYEH AND ASSOCIATES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Raphael Aryeh & Associates (a partnership) ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in the state of New York in 1978.

The Company's business is limited to selling mutual funds on an application basis and/or selling variable life insurance or annuities.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2015, the Company had no uninsured cash balances.

Revenue and Cost Recognition

Revenue is recorded when commissions are earned and expenses are recorded as incurred.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and equipment is provided utilizing the straight line method over the estimated useful lives of the related assets.

Income Taxes

The Company files its income tax returns as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss is included in the income tax returns of the individual partners. Accordingly, no provision is made for income taxes in the financial statements.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its partners will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for federal and state income tax examination. As such, the Company's

Note 1 – Summary of Significant Accounting Policies - continued

income tax returns for the years ended December 31, 2012, 2013 and 2014 respectively, are subject to possible federal and state examinations, generally three years after they are filed.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2015, the Company had excess net capital of $179,567 and a net capital rate of 1.69 to 1.

Note 3 - Fair Value Measurements

The Company has certain investments reported in the accompanying statement of financial condition. FASB establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure *ASC 820-10-50-1 through 50-3* fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

	Fair Value Measurement at Reporting Date Using Description			
	12/31/2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities owned	$ 23,979	$ 23,979	$ -	$ -

Note 4 – Property and Equipment

Property and equipment consists of:

Vehicle	$ 23,300
Total Vehicle at Cost	23,300
Less: Accumulated depreciation	(9,320)
Vehicle, net	$ 13,980

Note 5 – Related Party

The Company had transactions with its general partner throughout the year. These transactions included payments of bills by the general partner from his personal accounts treated as contributions of capital, and charges for utilities, vehicle and other expenses that amounted to $26,044 for the year ended December 31, 2015.

Note 6 – Commitments and contingencies

Raphael Aryeh & Associates does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 7 – Subsequent Events

In preparing these financial statements, management of the Company has evaluated events and transactions for potential recognition or disclosure through February 16, 2016, the date the financial statements were available to be issued.

SCHEDULE I
RAPHAEL ARYEH AND ASSOCIATES
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
AS OF DECEMBER 31, 2015

Computation of basic net capital requirements:

Total partners' equity qualified for net capital	$ 201,598
Deductions:	
Non-allowable assets	
Accounts receivable	2,571
Vehicle (net of accumulated depreciation)	13,980
Total non-allowable assets	16,551
Net capital before haircuts and securities positions	185,047
Haircuts:	
T-Bills positions	360
	360
Net capital	184,687
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($3,112)	
Minimum dollar net capital for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	$ 5,000
Excess net capital	$ 179,687

Reconciliation with company's computation included in Part II(A) of Form X-17(A)-5 as of December 31, 2015

Net capital as reported in Company's Focus Report	$ 176,504
Decrease in Haircuts	8,183
Net capital per December 31, 2015 audited report as filed	$ 184,687

SCHEDULE II
RAPHAEL ARYEH AND ASSOCIATES
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

Total aggregate indebtedness:	
Accrued expenses	$ 3,112
Aggregate indebtedness	$ 3,112
Ratio of aggregate indebtedness to net capital	1.69 to 1

SCHEDULE III

RAPHAEL ARYEH AND ASSOCIATES

INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2015

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (i) of the Rule.



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Management
Raphael Aryeh & Associates

We have reviewed management's statements, included in the accompanying Raphael Aryeh & Associates Exemption Report, in which (1) Raphael Aryeh & Associates identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Raphael Aryeh & Associates claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Raphael Aryeh & Associates stated that Raphael Aryeh & Associates met the identified exemption provisions throughout the most recent fiscal year without exception. Raphael Aryeh & Associates management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Raphael Aryeh & Associates compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 16, 2016

Raphael Aryeh and Associates

INDEPENDENT FINANCIAL SERVICES
141-51 72ND CRESCENT FLUSHING, NEW YORK 11367 (718) 263-4852
MEMBER: NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.
SECURITIES INVESTOR PROTECTION CORP. (SIPC)

January 1, 2016

TO: Ohab and Company, P.A.
100 East Sybelia Ave., Ste#130
Maitland, Florida 32751

TO WHOM IT MAY CONCERN

Raphael Aryeh and Associates identifies SEC Rule 15 c 3 -3 (k) (2) (i) under which we claim exemption from SEC Rule 15 c 3 -3.

We met the identified exemption for the entire period January 1 through December 31, 2015.

Raphael Aryeh



General Partner